FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
FISCAL 2003 YEAR END RESULTS

VANCOUVER, CANADA, June 17, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America's only fully integrated premium beverage company, announces results for its 2003 fiscal year ended February 29, 2004.

Revenue for the year was $41,503,000US ($56,680,000Cdn) versus $47,362,000US ($73,808,000 Cdn) the prior year. Net loss was $1,847,000US ($2,523,000Cdn) or $0.12 US ($0.17Cdn) per share versus a net loss of $0.46US ($0.71Cdn) per share in the prior fiscal year.

Leading Brands Chairman and CEO Ralph McRae said: "Results for fiscal 2003 were negatively impacted in two principal ways. The first was the less than efficient operation of our plants caused by disruptions surrounding changes to existing, and addition of new, bottling lines. As earlier explained, those issues are well behind us.

"Second are matters surrounding the activities of management of Leading Brands of America and others, which in part are the subject of a lawsuit commenced by that company and pending in the District Court for the State of Connecticut. We have since re-focused our US business from one that was primarily dependant upon regional distributors to a hybrid model based on the Integrated Distribution System (IDS) that works so well for us in Canada."

Mr. McRae added: "As mentioned in prior releases, the decrease in revenues versus last year is primarily the result of the change in billing methods to one of our largest co-pack customers."

The Company will hold a conference call in conjunction with the release of its Q1 2004 results, anticipated before the end of June 2004.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, and Cool Canadian® Water.

Disclaimer: The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public news releases, newsletters and other statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcement.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(EXPRESSED IN CANADIAN DOLLARS)
	February 29	February 28
	2004	2003

Sales	$56,680,106	$73,808,314

Expenses
Cost of sales	43,134,373	59,234,777
Selling, general & administration expenses	14,193,563	13,991,004
Depreciation and amortization	1,629,664	1,600,932
Interest expense	463,833	645,170
Other expenses (income)	12,405	(9,188)
Total Expenses	59,433,838	75,462,695

Net loss before taxes	(2,753,732)	(1,654,381)
Current Income Taxes	(5,385)	-
Future Income Taxes	1,099,912	2,081,000
Net income (loss) after income taxes	(1,659,205)	426,619

Write down of deferred costs	(863,912)	-
Write down of investment	-	(10,166,815)
Net Loss	(2,523,117)	(9,740,196)

Deficit, beginning of period	(23,212,864)	(13,438,168)

Preferred Share Dividends	-	34,500

Deficit, end of period	(25,735,981)	(23,212,864)

LOSS PER SHARE
Basic	$(0.17)	$(0.71)
Fully diluted	$(0.17)	$(0.71)

Weighted average number of shares outstanding	14,949,575	13,754,598

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(EXPRESSED IN UNITED STATES DOLLARS)
	February 29	February 28
	2004	2003

Sales	$41,502,604	$47,361,598

Expenses
Cost of sales	31,584,076	38,009,995
Selling, general & administration expenses	10,392,885	8,977,802
Depreciation and amortization	1,193,281	1,027,292
Interest expense	339,630	413,996
Other expense (income)	9,083	(5,897)
Total Expenses	43,518,955	48,423,188

Net loss before taxes	(2,016,351)	(1,061,590)
Current Income Taxes	(3,943)
Future Income Taxes	805,383	1,335,344
Net income (loss) after income taxes	(1,214,911)	273,754

Write down of investment	-	(6,523,880)
Write down of deferred costs	(632,579)	-
Net Loss	(1,847,490)	(6,250,126)

Deficit, beginning of period	(15,676,561)	(9,404,297)

Preferred Share Dividends	-	22,138

Deficit, end of period	(17,524,051)	(15,676,561)

LOSS PER SHARE
Basic	$(0.12)	$(0.46)
Fully diluted	$(0.12)	$(0.46)

Weighted average number of shares outstanding	14,949,575	13,754,598